STATE OF COLORADO
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
RushNet, Inc.
(formerly HeliosDX, and RushNet, Inc. prior thereto)

FIRST: That the Board of Directors of HeliosDX, to be renamed RushNet, Inc. (the "Corporation") by Unanimous Written Consent adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the Corporation as heretofore amended, declaring said amendments to be advisable and calling for the submission of such amendments to the stockholders of the Corporation for consideration thereof. Stockholders holding a majority of our voting power approved these actions. The resolutions setting forth the amendments are as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing Article Three thereof so that, as amended, said Article shall be amended and read in its entirety as follows:

ARTICLE THREE
(As amended)

Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is nine billion fifty million (9,050,000,000) shares, consisting of two classes of stock. The first class shall be designated "Common Stock", par value $0.0001 per share, and the second class shall be designated "Series A Preferred Stock", par value $0.0001 per share.

Non-Assessment of Stock. The capital stock of the Corporation, after the amount of the subscription price has been fully paid by the subscriber to the Corporation, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed.

No Personal Liability of Shareholders. No shareholder of the Corporation, whether the holder of Common Stock or Series A Preferred Stock is or shall become individually liable for the debts or liabilities of the Corporation.

The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional, and other rights, and the qualifications, limitations, or restrictions thereof, of the Corporation's series and classes of common and preferred stock, respectively, are as follows:

a. Common Stock.

(1) Dividend Rate. Subject to the rights of holders of the Series A Preferred Stock, having preference as to dividends and except as otherwise provided or limited in these Articles of Incorporation, as from time to time amended (hereinafter, the "Articles") or the CRS, the holders of Common Stock shall be entitled to receive dividends when, as, and if declared by the board of directors out of assets legally available therefor.

(2) Voting Rights. Except as otherwise provided by the CRS, for each duly authorized and issued, fully-paid and non-assessable share of Common Stock, the holder shall be

entitled to one vote. No holder of shares of Common Stock shall have the right to cumulate votes.

(3) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights and reservations by holders of the Series A Preferred Stock, the holders of shares of Common Stock can share ratably in the Corporation's assets and shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of the Series A Preferred Stock. A merger, conversion, exchange, or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation.

(4) No Conversion, Redemption, or Preemptive Rights. Unless otherwise provided by the Corporation's board of directors, the holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(5) Consideration for Shares. Shares of Common Stock authorized by this article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

b. Series A Preferred Stock.

(1) Dividend Rate. The holders of Series A Preferred Stock shall not be entitled to receive dividends.

(2) Voting Rights. Each holder of Series A Preferred Stock shall be entitled to notice of any stockholders' meeting and to vote upon any matter submitted to the stockholders for a vote as follows:

> the holder of each share of the Series A Preferred Stock shall have such number of votes as is determined by multiplying (a) the number of issued and outstanding shares of the corporation's Common Stock, plus the number of votes of all other classes of issued and outstanding shares of stock, and if applicable, of other financial instruments, each as of the record date for the vote, or, if no such record date shall be established, as of the date such vote is taken or any written consent of stockholders is effective, by (b) 1.1.

(3) Liquidation Rights. In the event of a liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of shares of the Series A Preferred Stock shall have no priority over the Corporation's assets available for distribution in the event of any liquidation or dissolution of the Corporation, but shall be entitled to distribution equal to that as though each share of Series A Preferred Stock was equal to 10 shares of common stock. A merger, conversion, exchange, or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Corporation.

(4) Conversion, Redemption, or Preemptive Rights. The holders of Series A Preferred Stock shall have no right to convert shares of Series A Preferred Stock to Common Stock.

SECOND: That pursuant to Colorado Revised Statutes ("CRS"), a consent setting forth resolutions approving the amendments set forth above was signed by holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted.

THIRD: That said amendments were duly adopted in accordance with the applicable provisions of Colorado Revised Statutes.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this May 15, 2021.

By: /s/ Ashley Sweat, Chairman of the Board